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Exhibit 12.1

California Water Service Group
Computation of Ratios of Earnings to Fixed Charges
(In thousands except ratios)

	Year ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before Income Tax Expense	$67,723	$70,279	$60,878	$62,211	$67,916
Fixed Charges Interest Expense	31,179	32,354	32,455	27,936	24,394
Capitalized Interest	(2,038)	(3,401)	(2,741)	(1,563)	(3,081)

Total	$96,864	$99,232	$90,592	$88,584	$89,229

Fixed Charges:
Interest Expensed & Capitalized, & amortization of capitalized expense related to indebtedness	$30,897	$32,072	$32,455	$27,936	$24,394
Estimated Interest Component of Rent Expense	282	282	474	338	329

Total	$31,179	$32,354	$32,929	$28,274	$24,723

Ratio of Earnings to Fixed Charges	3.11	3.07	2.75	3.13	3.61

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  Exhibit 12.1
California Water Service Group Computation of Ratios of Earnings to Fixed Charges (In thousands except ratios)